Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Annie Sun
Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
annie.sun@gigamedia.com.tw

Notice of Change in Major Shareholder

TAIPEI, Taiwan, August 15th, 2017 – GigaMedia Limited notifies that there was a change in its major shareholder (largest shareholder) on August 14, 2017 stated as follows:

On August 14, 2017, Mr. John-Lee Andre Koo transferred his shares of GigaMedia Limited in Champion Allied Limited to Symporium (PTC) Ltd, in its capacity as trustee for Citadelle Trust. John-Lee Andre Koo is the settlor of Citadelle Trust and exercises sole voting and investment power over all of the shares of GigaMedia Limited held by Syporium (PTC) Ltd, in its capacity as trustee of Citadelle Trust. The Citadelle Trust is a revocable trust and John-Lee Andre Koo is the sole beneficiary of the trust.

The number of shares held under Mr. John-Lee Andre Koo’s beneficial ownership remains no change.

	Shareholding vehicle	Number of shares held
Before change	Champion Allied Limited	2,159,999
After change	Symporium (PTC) Ltd, as trustee for Citadelle Trust	2,159,999

The change has no impact on the Company’s operating results.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online game products. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2017.

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